SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 4, 2005 filed by the Company with the Comisión Nacional de Valores.

By letter dated August 4, 2005, the Company reported the summary of the resolutions taken at the general ordinary shareholders’ meeting held on August 2, 2005:

1) “Appointment of two shareholders to approve and sign the shareholders’ meeting minutes”. The appointment of the representatives of shareholders Bank of New York and The Northern Trust Co. (AVFC), to approve and sign the Shareholders’ Meeting’ minutes was approved by unanimous vote.

2) “Review of the U.S. regulations applicable to the Company on account of the listing of its securities on such market. Consideration of the exemptions applicable to foreign companies. If relevant, reorganization of the board of directors and election of regular members pursuant to the aforementioned regulatory requirements. Authorizations.-”

The following resolutions were unanimously: (i) The Board of Directors’ performance concerning compliance with both domestic and foreign regulations; (ii) Delegation to the Board of Directors and the Supervisory Committee of the necessary powers to comply with the regulations in force; (iii) To fix the number of regular directors at ten (10) pursuant to the provisions of section twelve of the corporate by-laws; (iv) Appointment of Mr. Gary Gladstein as regular director for the statutory term, who qualifies as an independent member pursuant to the provisions of CNV’s resolution No. 400 and the applicable foreign regulations.”

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: August 5, 2005